UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 12, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 7 dated July 12, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 12, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 7, 2005
July 12, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC GOLD ADDS PROSPECTIVE CLAIMS AT MONTGOLFIER PROJECT

J-Pacific Gold Inc. (J-Pacific) is pleased to announce that an additional 38 cell claims have been acquired at the Montgolfier Project in the Abitibi Greenstone Belt of northwestern Quebec. These new claims extend the Montgolfier property eastward approximately 7 kilometres to protect intriguing geophysical anomalies, which were identified from a recent high-resolution magnetic and electromagnetic airborne survey completed for J-Pacific in March 2005.

The property now consists of 127 staked claims and 88 map designated cells totalling 6,939 hectares, located in Montgolfier and Orvilliers townships. The Montgolfier Project is located approximately 35 kilometres east and along strike from the Casa Berardi Mine where Aurizon Mines Ltd. has outlined 1,200,000 ounces of gold grading 6.8g Au/t in the indicated category and 1,600,000 inferred ounces at a grade of 7.2g Au/t.

The Montgolfier Project straddles approximately 31 kilometres of strike length of the Casa Berardi fault and is underlain by geology similar to that of Aurizon's Casa Berardi Mine Project. Since acquiring the Montgolfier Project, J-Pacific has been compiling historical work and has developed local models of gold mineralization. Additional information on the Montgolfier Project is contained in a technical report entitled, "Summary Report, Montgolfier Project, Casa Berardi Region, Quebec" by SRK Consulting, which has been filed on SEDAR, and which is also available on the J-Pacific website.

Dr. Jean-Francois Couture, P.Geo. of SRK Consulting, a qualified person as defined by National Instrument 43-101, was retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.